Exhibit No. 11.1

ARMSTRONG HOLDINGS, INC. AND SUBSIDIARIES

COMPUTATION FOR BASIC EARNINGS PER SHARE

(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

	2006	2005	2004
Basic earnings (loss) per share
Net earnings (loss)	$1,226.4	$112.1	$(80.8)
Average number of common shares outstanding	40.6	40.5	40.5
Basic earnings (loss) per share	$30.21	$2.77	$(2.00)